SETTLEMENT AGREEMENT

This Settlement Agreement is made and entered into this 15th day of July, 2016, by and among Defendants NEC TOKIN Corporation and NEC TOKIN America, Inc. (together, "NEC TOKIN") and Plaintiffs Chip-Tech, Ltd., Dependable Component Supply Corp., eIQ Energy, Inc., and Walker Component Group, Inc. (together, the "Direct Purchaser Plaintiffs" or "Plaintiffs"), who have filed suit as representatives of a class of similarly situated direct purchasers of electrolytic, aluminum, tantalum and/or film capacitors ("Capacitors"), as more specifically defined below, in the class action *In re Capacitors Antitrust Litigation*, Master Docket No. 14-cv-3264-JD, currently pending before the Honorable James Donato in the United States District Court for the Northern District of California. Plaintiffs enter into this Settlement Agreement both individually and on behalf of the direct purchaser class they seek to represent. This Settlement Agreement is intended by the Settling Parties to fully, finally, and forever resolve, discharge, and settle the Released Claims (defined below), upon and subject to the terms and conditions hereof.

WHEREAS, Direct Purchaser Plaintiffs are prosecuting the Action on their own behalf and on behalf of the Settlement Class against NEC TOKIN and other Defendants and alleged co-conspirators;

WHEREAS, Direct Purchaser Plaintiffs allege, among other things, that NEC TOKIN participated in an unlawful conspiracy to fix prices and allocate markets for Capacitors in violation of Section 1 of the Sherman Act, 15 U.S.C. § 1 *et seq.* ("Sherman Act");

WHEREAS, on January 21, 2016, NEC TOKIN Corporation pleaded guilty to criminal charges brought by the United States Department of Justice that alleged NEC TOKIN Corporation conspired with certain of its competitors to fix prices for certain electrolytic

Capacitors sold to customers in the United States and elsewhere in violation of Section 1 of the Sherman Act;

WHEREAS, NEC TOKIN has denied and continues to deny each and all of Direct Purchaser Plaintiffs' claims and allegations of wrongdoing; has not conceded or admitted any liability in this Action, or that it violated any duty owed to the Direct Purchaser Plaintiffs; has denied and continues to deny all claims of liability against it arising out of any of the conduct, statements, acts or omissions alleged in the Action; and further denies the allegations that Direct Purchaser Plaintiffs or any member of the Settlement Class ("Settlement Class Members") were harmed by any conduct by NEC TOKIN alleged in the Action or otherwise;

WHEREAS, Direct Purchaser Plaintiffs and Defendants have engaged in extensive discovery regarding the facts pertaining to Direct Purchaser Plaintiffs' claims and Defendants' defenses;

WHEREAS, Direct Purchaser Plaintiffs and NEC TOKIN agree that neither this Settlement Agreement nor any statement made in the negotiation thereof shall be deemed or construed to be an admission or evidence of any liability or wrongdoing by NEC TOKIN or of the truth of any of the claims or allegations alleged in the Action;

WHEREAS, Direct Purchaser Plaintiffs have thoroughly analyzed the facts and the law regarding the Action and have concluded that a settlement with NEC TOKIN at this time according to the terms set forth below is fair, adequate and reasonable, and in the best interest of Direct Purchaser Plaintiffs and the Settlement Class;

WHEREAS, NEC TOKIN has concluded, despite its belief that it is not liable for the claims asserted against it in the Action and that it has good defenses thereto, that it will enter into this Settlement Agreement in order to avoid further expense, inconvenience, and the distraction

of burdensome and protracted litigation, and thereby to put to rest this controversy with respect to the Direct Purchaser Plaintiffs and the Settlement Class and avoid the risks inherent in complex litigation; and

WHEREAS, arm's-length settlement negotiations have taken place between counsel for Direct Purchaser Plaintiffs and NEC TOKIN, and through mediation conducted by the Hon. Layn R. Phillips (ret.), and this Settlement Agreement, which together with the Confidential Termination Agreement referenced in paragraph 39, embodies all of the terms and conditions of the settlement between NEC TOKIN and Direct Purchaser Plaintiffs, both individually and on behalf of the Settlement Class, has been reached as a result of the parties' negotiations (subject to the approval of the Court) as provided herein and is intended to supersede any prior agreements between the Settling Parties;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the Settling Parties, by and through their undersigned attorneys of record, in consideration of the covenants, agreements, and releases set forth herein and for other good and valuable consideration, that the Action be finally and fully settled, compromised, and dismissed on the merits and with prejudice as to NEC TOKIN only, without costs as to Direct Purchaser Plaintiffs, the Settlement Class, or NEC TOKIN, upon and subject to the approval of the Court, following notice to the Settlement Class, on the following terms and conditions:

Definitions

The following terms, as used in this Settlement Agreement, shall have the following meanings:

a. "Action" means the instant direct purchaser individual and representative action captioned *In re Capacitors Antitrust Litigation*, Master Docket No. 14-cv-3264-JD, pending in the United States District Court for the Northern District of California.

b. "Affiliates" means entities controlling, controlled by or under common control with another entity.

c. "Authorized Claimant" means any member of the Settlement Class who, in accordance with the terms of this Settlement Agreement, submits a timely claim that is accepted by the Claims Administrator and approved by the Court in accordance with the applicable distribution plan or order of the Court ordering distribution to the Settlement Class.

d. "Capacitors" means aluminum, tantalum or film capacitors, as they have been defined in the Consolidated Second Amended Class Action Complaint and Complaint of Flextronics International USA, Inc. filed on July 22, 2015.

e. "Claims Administrator" means that person engaged by Direct Purchaser Plaintiffs to administer the settlement, including but not limited to disseminating notice, receiving claims and disbursing the Settlement Fund.

f. "Class Action" means the Action and all cases consolidated therein.

g. "Class Counsel" refers to the Joseph Saveri Law Firm, Inc.

h. "Class Member" means any person or entity meeting the definition of "Settlement Class" and who does not timely and validly elect to be excluded from the Settlement Class in accordance with the procedure to be established by the Court.

i. "Class Period" means the period from and including January 1, 2002 up to and including July 22, 2015.

j. "Class Representatives" refers to Plaintiffs Chip-Tech, Ltd., Dependable Component Supply Corp., eIQ Energy, Inc., and Walker Component Group, Inc.

k. "Court" or "District Court" means the United States District Court for the Northern District of California.

l. "Defendants" means Panasonic Corporation; Panasonic Corporation of North America; SANYO Electric Co., Ltd.; SANYO North America Corporation; NEC TOKIN Corporation; NEC TOKIN America, Inc.; KEMET Corporation; KEMET Electronics Corporation; Nippon Chemi-Con Corporation; United Chemi-Con, Inc.; Hitachi Chemical Co., Ltd.; Hitachi AIC Inc.; Hitachi Chemical Co. America, Ltd.; Fujitsu Ltd.; Nichicon Corporation; Nichicon (America) Corporation; AVX Corporation; Rubycon Corporation; Rubycon America Inc.; ELNA Co., Ltd.; ELNA America Inc.; Matsuo Electric Co., Ltd.; TOSHIN KOGYO Co., Ltd.; Holy Stone Enterprise Co., Ltd.; Milestone Global Technology, Inc. (D/B/A HolyStone International); Vishay Polytech Co., Ltd.; ROHM Co., Ltd.; ROHM Semiconductor U.S.A., LLC; Okaya Electric Industries Co., Ltd.; Okaya Electric America Inc.; Taitsu Corporation; Taitsu America, Inc.; Shinyei Kaisha; Shinyei Technology Co., Ltd.; Shinyei Capacitor Co., Ltd.; Shinyei Corporation of America, Inc.; Nitsuko Electronics Corporation; Nissei Electric Co., Ltd.; Soshin Electric Co., Ltd.; Soshin Electronics of America, Inc.; Shizuki Electric Co., Ltd.; and American Shizuki Corporation.

m. "Document" is synonymous in meaning and equal in scope to the usage of this term in Fed. R. Civ. P. 34(a), including, without limitation, electronic or computerized data compilations. A draft or non-identical copy is a separate document within the meaning of this term.

n. "Effective Date" means the first date after which all of the following events and conditions have been met or have occurred:

1. All parties have executed this Settlement Agreement;

2. The Court has entered an order (following Preliminary Approval of the Settlement Agreement, Notice to the Settlement Class, and the Fairness Hearing), approving this Settlement Agreement under Rule 23(e) of the Federal Rules of Civil Procedure and dismissing the Action against NEC TOKIN with prejudice as to all Settlement Class Members (the "Final Judgment"); and

3. The Final Judgment has become final, with the occurrence of the following: (a) the expiration of the time for appeal or to seek permission to appeal from the Court's approval of the Settlement Agreement and entry of the Final Judgment or (b) if an appeal from an approval and Final Judgment is taken, the affirmance of such Final Judgment in its entirety, without modification, by the court of last resort to which an appeal of such Final Judgment may be taken, provided, however, a modification or reversal on appeal of any amount of Class Counsel's fees and expenses awarded by the Court from the Settlement Fund or any plan of allocation or distribution of the Settlement Fund shall not be deemed a modification of all or part of the terms of this Settlement Agreement or the Final Judgment. Neither the provisions of Rule 60 of the Federal Rules of Civil Procedure nor the All Writs Act, 28 U.S.C. § 1651, shall be taken into account in determining the above-stated times.

o. "Escrow Account" means that escrow account to be established with a bank or trust company pursuant to the terms and conditions of the Escrow Agreement.

p. "Escrow Agent" means the bank or trust company that agrees to establish and maintain the Escrow Account pursuant to the terms of the Escrow Agreement.

q. "Escrow Agreement" means an escrow agreement in a form mutually satisfactory to Direct Purchaser Plaintiffs and NEC TOKIN.

r. "Final Judgment" means a final order approving the Settlement Agreement under Rule 23(e) of the Federal Rules of Civil Procedure and dismissing the Action and all claims therein against NEC TOKIN with prejudice as to all Settlement Class Members.

s. "Non-Settling Defendants" means Panasonic Corporation; Panasonic Corporation of North America; SANYO Electric Co., Ltd.; SANYO North America Corporation; Fujitsu Ltd.; KEMET Corporation; KEMET Electronics Corporation; Nippon Chemi-Con Corporation; United Chemi-Con, Inc.; Hitachi Chemical Co., Ltd.; Hitachi AIC Inc.; Hitachi Chemical Co. America, Ltd.; Nichicon Corporation; Nichicon (America) Corporation; AVX Corporation; Rubycon Corporation; Rubycon America Inc.; ELNA Co., Ltd.; ELNA America Inc.; Matsuo Electric Co., Ltd.; TOSHIN KOGYO Co., Ltd.; Holy Stone Enterprise Co., Ltd.; Milestone Global Technology, Inc. (D/B/A HolyStone International); Vishay Polytech Co., Ltd.; ROHM Co., Ltd.; ROHM Semiconductor U.S.A., LLC; Okaya Electric Industries Co., Ltd.; Okaya Electric America Inc.; Taitsu Corporation; Taitsu America, Inc.; Shinyei Kaisha; Shinyei Technology Co., Ltd.; Shinyei Capacitor Co., Ltd.; Shinyei Corporation of America, Inc.; Nissei Electric Co., Ltd.; Nitsuko Electronics Corporation; Soshin Electric Co., Ltd.; Soshin Electronics of America, Inc.; Shizuki Electric Co., Ltd.; and/or American Shizuki Corporation

t. "Person" means an individual or an entity.

u. "Preliminary Approval Motion" means a motion requesting entry of an Order in form and substance mutually satisfactory to Direct Purchaser Plaintiffs and NEC TOKIN

preliminarily approving the settlement and, pursuant to the terms of Paragraphs 2-5, if practicable, authorizing dissemination of notice to the Settlement Class and scheduling a hearing for final approval of the settlement and for an award of attorneys' fees, reimbursement of costs and incentive awards to Class Representatives.

v. "Released Claims" means those claims released pursuant to Paragraphs 12 to 18 of this Settlement Agreement.

w. "Releasees" refers jointly and severally, individually and collectively to NEC TOKIN Corporation and NEC TOKIN America, Inc., their Affiliates and joint ventures (other than the shareholders of NEC TOKIN Corporation and the parents of the shareholders of NEC TOKIN Corporation), their respective past and present officers, directors, employees, managers, members, partners, agents, attorneys and legal representatives, assigns, servants, and representatives, and the predecessors, successors, heirs, executors, administrators, and assigns of each of the foregoing, but excluding Non-Settling Defendants and any current or former NEC TOKIN officer, director, employee, agent, affiliate or joint venture that fails to cooperate with Direct Purchaser Plaintiffs.

x. "Releasors" refers jointly and severally, individually and collectively to Direct Purchaser Plaintiffs and Settlement Class Members, and their respective past and present parents, members, subsidiaries, Affiliates, officers, directors, employees, agents, attorneys, servants, and representatives (and the parents', members', subsidiaries', and Affiliates' past and present officers, directors, employees, agents, attorneys, servants, and representatives), and the predecessors, successors, heirs, executors, administrators, and assigns of each of the foregoing.

y. "Settlement Agreement" means this Settlement Agreement, dated July 15, 2016.

z. "Settlement Amount" means the sum of Twenty-Four Million Dollars ($24,000,000) payable in lawful money of the United States as set forth in Paragraph 19 below.

aa. "Settlement Class" means all persons in the United States that purchased Capacitors (including through controlled subsidiaries, agents, Affiliates or joint ventures) directly from any of the Defendants, their subsidiaries, agents, Affiliates or joint ventures from January 1, 2002 through July 22, 2015. Excluded from the Settlement Class are (i) Defendants (and their subsidiaries, agents and Affiliates); (ii) NEC TOKIN Corporation's shareholders and their parents; (iii) each member of the Settlement Class who has timely requested exclusion by "opting out"; and (iv) governmental entities.

bb. "Settlement Fund" means the Settlement Amount and any interest earned on that amount.

cc. "Settling Parties" means, collectively, Direct Purchaser Plaintiffs (on behalf of themselves and the Settlement Class) and NEC TOKIN.

Approval of this Settlement Agreement and Dismissal of Claims

1. ***Best Efforts to Effectuate this Settlement.*** Direct Purchaser Plaintiffs and NEC TOKIN shall use their best efforts to effectuate this Settlement Agreement, and shall cooperate in the Direct Purchaser Plaintiffs' efforts to promptly seek and obtain the Court's preliminary and final approval of this Settlement Agreement (including providing appropriate affidavits and cooperating to provide the Settlement Class with notice under Federal Rules of Civil Procedure 23 (c) and (e)) and to secure the prompt, complete, and final dismissal with prejudice of the Action as to NEC TOKIN only.

2. ***Motion for Preliminary Approval and Notice to Settlement Class Members.*** At a time to be determined by Class Counsel, but no earlier than ten (10) court days after the execution of this Settlement Agreement, Direct Purchaser Plaintiffs shall submit this Settlement

Agreement to the Court with a Motion for Preliminary Approval, requesting entry of an Order in form and substance mutually satisfactory to Direct Purchaser Plaintiffs and NEC TOKIN preliminarily approving the settlement, authorizing dissemination of notice to the Settlement Class, scheduling a hearing for final approval of the settlement, and seeking an advancement for costs of settlement notice and related administrative costs, in an amount not to exceed $200,000 (the "Preliminary Approval Motion"). Additionally, in the notice to the Settlement Class, in the discretion of Class Counsel, Plaintiffs may seek an award of attorneys' fees, reimbursement of costs, and incentive awards to Class Representatives.

3. The Preliminary Approval Motion shall include the proposed form of, method for, and timetable for dissemination of notice to the Settlement Class and shall recite and ask the Court to find that the proposed form of and method for dissemination of the notice to the Settlement Class constitutes valid, due and sufficient notice to the Settlement Class, constitutes the best notice practicable under the circumstances, and complies fully with the requirements of Federal Rule of Civil Procedure 23. Unless otherwise directed by the Court, individual notice of the settlement shall be mailed and/or e-mailed by the Claims Administrator to Persons identified as direct purchasers of Capacitors in the United States from Defendants during the Class Period.

4. Class Counsel may, to the extent practicable and to the extent consistent with this Settlement Agreement, seek to combine dissemination of notice of this Settlement Agreement and the proposed certification of the Settlement Class for settlement purposes with notice of other settlement agreements reached with other Defendants in order to reduce the expense of notice. The text of the notice shall be agreed upon by Plaintiffs and NEC TOKIN before submission of the notice to the Court for approval.

5. At least forty-eight (48) hours prior to the filing of any motions or other papers in connection with this Settlement, including without limitation, the Preliminary Approval Motion and the Motion for Final Approval of the Settlement, Class Counsel will send working drafts of these papers to counsel for NEC TOKIN. The text of any proposed form of order preliminarily approving the Settlement shall be agreed upon by Plaintiffs and NEC TOKIN before it is submitted to the Court.

6. ***Claims Administrator.*** Direct Purchaser Plaintiffs shall retain a Claims Administrator, which shall be responsible for the claims administration process, distribution to Settlement Class Members, withholding and paying applicable taxes, and other duties as provided herein. The fees and expenses of the Claims Administrator shall be paid exclusively out of the Settlement Fund. In no event shall NEC TOKIN be separately responsible for any fees or expenses of the Claims Administrator.

7. ***Requests for Exclusion (Opt Outs):*** Any Settlement Class Member that wishes to seek exclusion from the Settlement Class by "opting out" must timely submit a written request for Exclusion to the Claims Administrator (a "Request for Exclusion"). To be effective, such Requests for Exclusion must state: the Settlement Class Member's full legal name, address and telephone number; that the Settlement Class Member purchased Capacitors directly from one or more of the Defendants during the Class Period and a statement that the Settlement Class Member (1) wants to be excluded from the *In re Capacitors Antitrust Litigation* class action settlement with NEC TOKIN and (2) understands that by so doing, the Settlement Class Member will not be able to get any money or benefits from the settlement with NEC TOKIN under the Settlement Agreement. All Requests for Exclusion must be signed and dated by the Settlement Class Member or its officer or legal representative, and be (1) mailed to the Claims

Administrator via First Class United States Mail (or United States Mail for overnight delivery) and postmarked by a date certain to be specified on the Notice, which will be at least forty-five (45) calendar days after the Claims Administrator makes the initial mailing of the Notice or (2) received by the Claims Administrator by that date, provided, however, that if a Settlement Class Member mails the Opt-Out Statement pursuant to option (1), it will be effective only if received by the Claims Administrator on or before ten (10) calendar days after the end of the Opt-Out Period. The Claims Administrator shall provide to counsel for NEC TOKIN all Requests for Exclusion and documents submitted therewith, and the Claims Administrator shall prepare a summary of the opt outs to be filed with the Court. With the Motion for Final Judgement, Class Counsel will file with the Court a complete list of Requests for Exclusion from the Settlement Class, including only the name, city and state of the person or entity requesting exclusion. Persons who opt out are not entitled to any monetary award from the Settlement Fund.

8. ***Motion for Final Approval and Entry of Final Judgment***. Not less than thirty-five (35) days prior to the date set by the Court to consider whether this Settlement should be finally approved, Plaintiffs shall submit, and NEC TOKIN shall not object to, a Motion for Final Approval of the Settlement by the Court, seeking the following:

a. Certifying the Settlement Class, pursuant to Federal Rule of Civil Procedure 23, solely for purposes of Settlement;

b. Fully and finally approving this Settlement Agreement and its terms as being a fair, reasonable, and adequate settlement as to the Settlement Class Members within the meaning of Rule 23(e) of the Federal Rules of Civil Procedure and directing its consummation according to its terms and conditions;

c. Finding that the notice given to Settlement Class members constitutes the best notice practicable under the circumstances and complies in all due respects with the due, adequate and sufficient notice requirements of Federal Rule of Civil Procedure 23, and meets the requirements of due process;

d. Directing that, as to NEC TOKIN, the Action be dismissed with prejudice and, except as provided for in this Settlement Agreement, without costs;

e. Discharging and releasing the Releasees from the Released Claims;

f. Permanently barring and enjoining the institution and prosecution, by Direct Purchaser Plaintiffs and Settlement Class Members, of any other action against the Releasees based on the Released Claims;

g. Reserving continuing and exclusive jurisdiction over the Settlement and this Settlement Agreement, including all future proceedings concerning the administration, interpretation, consummation, and enforcement of this settlement, to the District Court; and

h. Finding under Federal Rule of Civil Procedure 54(b) that there is no just reason for delay and directing that the judgment of dismissal as to NEC TOKIN shall be final and entered forthwith.

In conjunction with or promptly after the Court fully and finally approves this Settlement Agreement and its terms, Plaintiffs shall seek entry of Final Judgment as to NEC TOKIN.

9. ***Stay Order.*** Upon the execution of this Settlement Agreement, the Action shall be stayed as against NEC TOKIN only. Should the Action be tried against any or all Non-Settling Defendants, the parties specifically agree that any findings therein shall not be binding on or admissible in evidence against NEC TOKIN or prejudice NEC TOKIN in any way in any future proceeding involving NEC TOKIN.

10. Upon the date that the Court enters an order preliminarily approving the Settlement, Direct Purchaser Plaintiffs and members of the Settlement Class shall be barred and enjoined from commencing, instituting or continuing to prosecute any action or any proceeding in any court of law or equity, arbitration tribunal, administrative forum or other forum of any kind based on the Released Claims.

11. Nothing in this Settlement Agreement shall prohibit the Direct Purchaser Plaintiffs or Class Counsel from continuing to participate in discovery in the Action against other Defendants or third parties.

Release and Discharge

12. ***Released Claims***. In addition to the effect of the Final Judgment entered in accordance with this Settlement Agreement, upon the occurrence of the Effective Date and in consideration of payment of the Settlement Amount specified in paragraph 19 of this Settlement Agreement, the Releasees shall be completely released, acquitted, and forever discharged from any and all manner of claims, demands, rights, actions, suits, and causes of action, whether class, individual, or otherwise in nature, damages whenever incurred, liabilities of any nature whatsoever, including costs, expenses, penalties, injuries, and attorneys' fees that Releasors, or any one of them, whether directly, representatively, derivatively, or in any other capacity, ever had, now have, or hereafter can, shall, or may have against the Releasees, whether known or unknown, relating in any way to any conduct by Releasees alleged in the Action and any joint and several liability arising from the conduct of any of the Defendants in the Action prior to the Effective Date arising under or relating to any federal or state antitrust laws, unfair competition, unfair practices or trade practice laws, civil conspiracy, or common law or statutory fraud claims, whether such claims are known or unknown, suspected or unsuspected, asserted or unasserted, foreseen or unforeseen, actual or contingent, liquidated or unliquidated, regardless of legal theory and regardless of the type or amount of relief or damages claimed, or claims that have been, could have been, or in the future might have in law or in equity, on account of arising out of, resulting from, or in any way related to any conduct regardless of where it occurred at any time prior to the Effective Date, concerning the purchase, pricing, selling, discounting, marketing, manufacturing and/or distributing of Capacitors in the United States and its territories

or for delivery in the United States and its territories. The Released Claims also include, but are not limited to, all claims asserted or which could have been asserted in the Action relating to or arising out of the facts, occurrences, transactions, statements, or other matters alleged in this Action including, but not limited to, claims arising under federal or state antitrust, unfair competition, unfair practices, price discrimination, unitary pricing, trade practice, or civil conspiracy law, including without limitation the Sherman Act, 15 U.S.C. § 1 *et seq*., but excluding (a) any claim for any product defect, breach of warranty, breach of contract, trade claims, claims under the Uniform Commercial Code or similar claims between Settlement Class Members and NEC TOKIN relating to Capacitors or any claim for personal or bodily injury, (b) claims based on indirect purchases of Capacitors, and (c) claims based on purchases of Capacitors excluded by the Foreign Trade Antitrust Improvement Act, 15 U.S.C. § 6a.

13. ***Covenant Not to Sue***. Releasors shall not, after the Effective Date of this Settlement Agreement, directly or indirectly, assert any claim or commence, institute, maintain or prosecute any suit, action, complaint, or proceeding seeking to recover against NEC TOKIN or any of the Releasees (including pursuant to the Action) based on any of the Released Claims, whether on his, her, or its own behalf or as part of any putative, purported or certified class of purchasers. Releasors and Class Counsel acknowledge that they and NEC TOKIN each consider it to be a material term of this Settlement Agreement that all Releasors will be bound by the provisions of this paragraph.

14. Upon the acceptance by the Claims Administrator and approval by the Court of a claim timely submitted by an Authorized Claimant, NEC TOKIN waives and relinquishes as against each such Authorized Claimant any rights pursuant to arbitration agreements, forum selection clauses, and/or jury waiver clauses with respect to the Released Claims.

15. Authorized Claimants on the Settlement Fund shall execute a release of the Releasees as a condition precedent to receipt of any part of the Settlement Fund, but the failure of any Authorized Claimant to execute such a release shall not in any way affect the validity of the release and covenant not to sue provided in Paragraphs 12-18, and the Authorized Claimants shall nonetheless be bound by the terms of such release. Further, the failure of any Releasor to make a claim on the Settlement Fund shall not affect the validity and effectiveness of the release and covenant not to sue provided in Paragraphs 12-18 as to that Releasor. Class Counsel or the Claims Administrator shall provide counsel for NEC TOKIN with copies of the releases referred to in this paragraph upon request.

16. ***Waiver of California Civil Code § 1542 and Similar Laws.*** The Releasors acknowledge that for the consideration received hereunder, it is their intention to release, and they are releasing all Released Claims, whether known or unknown. In furtherance of this intention, the Releasors expressly waive and relinquish, to the fullest extent permitted by law, any rights or benefits conferred by the provisions of California Civil Code Section 1542 ("Section 1542") and similar provisions in other states. The Releasors acknowledge that they have been advised by Class Counsel of the contents and effects of California Civil Code Section 1542, which provides:

> **A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.**

17. The provisions of the Release set forth above shall apply according to their terms, regardless of provisions of Section 1542 or any equivalent, similar, or comparable present or future law or principle of law of any jurisdiction. The Releasors may hereafter discover facts other than or different from those that they know or believe to be true with respect to the subject

matter of the Released Claims, but the Releasors hereby expressly waive and fully, finally, and forever relinquish any and all rights and benefits existing under (i) Section 1542 or any equivalent, similar, or comparable present or future law or principle of law of any jurisdiction and (ii) any law or principle of law of any jurisdiction that would limit or restrict the effect or scope of the provisions of the release set forth in Paragraphs 12-18.

18. ***Claims Excluded from Release***. Nothing in this Settlement Agreement is intended to limit, reduce or affect whatever rights Settlement Class Members or any of them may have to seek damages or other relief in the Action or elsewhere from any person or entity other than NEC TOKIN and/or any Releasee, as that term is defined herein, to the fullest extent allowed by law. This Settlement Agreement does not settle or compromise any claim by Settlement Class Members asserted in the Action against any Non-Settling Defendant. NEC TOKIN's sales to the Settlement Class Members shall not be removed from the Action for purposes of Settlement Class Members asserting joint liability or any derivative liability against any Non-Settling Defendants.

Settlement Consideration: Payment

19. ***Settlement Payment.*** Subject to the provisions hereof, and in full, complete, and final settlement of the Action as provided herein, NEC TOKIN shall, on or before July 29, 2016, pay $4,000,000 into the Escrow Account. NEC TOKIN shall pay the balance of the Settlement Amount in four installment payments made over four (4) years, as follows:

a. On or before May 15, 2017—$5 million;

b. On or before May 15, 2018—$ 5 million;

c. On or before May 15, 2019—$ 5 million; and

d. On or before December 31, 2019—$ 5 million.

20. ***Notice Fee and Costs.*** Upon the Court's order granting the Preliminary Approval Motion, $200,000 of the Settlement Fund shall be immediately available for reimbursement of such costs, fees, and expenses related to the provision of notice to the Settlement Class Members, and subsequently as may be approved by the Court. For purposes of clarification, such costs, fees, and expenses related to the provision of notice to the Settlement Class Members shall be paid exclusively from the Settlement Fund.

21. ***No Additional Payments by NEC TOKIN.*** Under no circumstances will NEC TOKIN be required to pay more or less than the Settlement Amount stated in this Settlement Agreement and the settlement set forth herein.

22. ***Cooperation as Consideration.*** As additional consideration for the Settlement Agreement, NEC TOKIN will provide cooperation to Direct Purchaser Plaintiffs as set forth below, except that NEC TOKIN shall not be obligated to provide cooperation that would violate any court order or a directive of a governmental enforcement authority. NEC TOKIN has been advised by the United States Department of Justice ("DOJ") that DOJ currently objects to NEC TOKIN providing to the Direct Purchaser Plaintiffs English translations of NEC TOKIN business records NEC TOKIN has previously provided to DOJ. Otherwise, NEC TOKIN represents that it is currently unaware of any such directive that would preclude any of the contemplated cooperation and agrees that if it becomes aware of such a directive, it will use reasonable efforts to have the directive modified or lifted so as to permit the cooperation:

a. NEC TOKIN shall provide an initial attorney proffer within ten (10) days of the date of execution of the Settlement Agreement, during which NEC

TOKIN shall describe the facts developed through its worldwide investigation of its conduct.

b. NEC TOKIN shall make up to six (6) current employees available for interview by Direct Purchaser Plaintiffs, deposition, and testimony at hearings or trials. To the extent feasible, the employees would be made available, at NEC TOKIN's expense, at a location in the United States. For good cause shown, NEC TOKIN will provide up to an additional four (4) employees for interview, deposition, and testimony at hearings or trials.

c. NEC TOKIN shall encourage up to six (6) former employees to make themselves available for interview by Direct Purchaser Plaintiffs, deposition, and testimony at hearings or trials. To the extent that the former employees agree to be available at a location in the United States, NEC TOKIN would cover their reasonable travel expenses.

d. NEC TOKIN will provide declarations consistent with the declarants' belief as to the relevant facts as requested by Direct Purchaser Plaintiffs regarding additional topics (*e.g.*, liability, impact, damages, class certification, admissibility/foundation).

e. NEC TOKIN shall continue to assist Direct Purchaser Plaintiffs in understanding and using the transactional data NEC TOKIN has produced.

f. Subject to a Court-approved settlement process, NEC TOKIN will provide evidence and if necessary testimony regarding its sales and financial

condition. Direct Purchaser Plaintiffs agree not to oppose NEC TOKIN's request to have such evidence or testimony submitted under seal.

g. In providing cooperation, NEC TOKIN shall have the right to designate materials and information as CONFIDENTIAL or CONFIDENTIAL ATTORNEYS' EYES ONLY under the Protective Order in the Action.

Except for disputes concerning whether NEC TOKIN's cooperation would violate any court order or a directive of a governmental enforcement authority, all disputes regarding the extent of NEC TOKIN's cooperation obligations or its performance of those obligations shall be submitted to former Hon. Layn R. Phillips (ret.) for resolution.

23. Unless this Settlement Agreement is rescinded, disapproved, or otherwise fails to take effect, NEC TOKIN's obligations to cooperate under this Settlement Agreement shall continue until the date that Final Judgment has been rendered in the Action with respect to all Defendants.

24. To the extent applicable, Direct Purchaser Plaintiffs shall coordinate with Indirect Purchaser Plaintiffs and any other parties with whom NEC TOKIN is cooperating so as to minimize NEC TOKIN's burdens and costs in providing cooperation.

25. ***No Other Discovery***. Upon the Execution Date, neither NEC TOKIN nor the Direct Purchaser Plaintiffs shall file motions against the other or initiate or participate in any discovery, motion, or proceeding directly adverse to the other in connection with the Action, except as specifically provided for herein. NEC TOKIN and the Direct Purchaser Plaintiffs shall

not be obligated to respond or supplement prior responses to formal discovery that has been previously propounded by the other in the Action.

Settlement Fund

26. Each Settlement Class Member shall look solely to the Settlement Fund for settlement and satisfaction, as provided herein, of all claims released by the Releasors pursuant to Paragraphs 12-18 herein. Except as provided by order of the Court, upon finally approving and giving effect to the Settlement Agreement, no Settlement Class Member shall have any interest in the Settlement Fund or any portion thereof.

27. Before the Effective Date, disbursements for expenses associated with providing notice of the settlement to the Settlement Class, expenses associated with administering the settlement, and any payments and expenses incurred in connection with taxation matters relating to the settlement and this Settlement Agreement may be made from the Settlement Fund, and such amounts (not to exceed $200,000) shall not be refundable to NEC TOKIN in the event the Settlement Agreement is disapproved, rescinded, or the Effective Date does not occur.

28. All payments into the Escrow Account shall, when made, be invested in instruments secured by the full faith and credit of the United States and any interest earned thereon shall become part of the Settlement Fund. Such portions of the Settlement Fund as may reasonably be needed to pay current expenses associated with providing notice to the Settlement Class and administering the Settlement Fund may be paid from the Escrow Account.

29. ***No Liability for Distribution of Settlement Fund.*** Neither the Releasees nor their counsel shall have any responsibility for, interest in, financial obligation for, or liability whatsoever with respect to the investment, distribution, use, or administration of the Settlement Fund, including, but not limited to, the costs and expenses of such investment, distribution, or

administration, except as otherwise provided in Paragraph 20 of this Settlement Agreement with respect to the use of $200,000 of the Settlement Fund for reimbursement of such costs, fees, and expenses related to the provision of notice to the Settlement Class Members. NEC TOKIN and its counsel shall likewise have no responsibility for, interest in, financial obligation for, or liability whatsoever with respect to the allocation or distribution of the Settlement Fund and shall not be responsible or otherwise liable for any disputes relating to the amount, allocation, or distribution of any fees, costs, or awards. Further, after making the payments described in Paragraph 19 of this Settlement Agreement, NEC TOKIN shall not be liable for any additional payments to the Settlement Class Members or Class Counsel pursuant to this Settlement Agreement.

30. ***Distribution of Net Settlement Fund.*** After the Effective Date, the Settlement Fund shall be distributed in accordance with a distribution plan that Class Counsel shall submit at the appropriate time for approval by the Court.

31. ***Attorneys' Fees.*** Class Counsel may, in its sole discretion, seek an award of Attorneys' Fees reimbursement of costs, and incentive awards to Class Representatives at the time Notice is disseminated to the Settlement Class or in a subsequent notice to the Settlement Class. Class Counsel may request Attorneys' Fees at the time of filing the Preliminary Approval Motion or may defer seeking an award of Attorneys' Fees, reimbursement of costs, and incentive awards to Class Representatives.

32. The procedure for, and the allowance or disallowance by the Court of, any application by Class Counsel for attorneys' fees and expenses are not part of the Settlement, and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the Settlement. Any order or proceeding relating to any

application for, or approval of, attorneys' fees and expenses, the pendency of any such application, or any appeal or review of an order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel this Settlement Agreement, or affect or delay the finality of the Judgment.

33. Class Counsel shall have sole authority to determine the allocation of attorneys' fees awarded by the Court. NEC TOKIN shall have no responsibility for, and no liability whatsoever with respect to, the division of attorneys' fees and expenses among Class Counsel, and any negotiation or dispute among Settlement Class Counsel in that regard shall not operate to terminate or cancel this Settlement Agreement, or affect or delay the finality of the Judgment. NEC TOKIN shall have no responsibility for, and no liability whatsoever with respect to, any payment(s) to Class Counsel or to any other counsel representing any Direct Purchaser Plaintiff or the Settlement Class pursuant to this Settlement Agreement and/or to any other Person who may assert some claim thereto or any Fee and Expense Award that the Court may make in this Action, other than as set forth in this Settlement Agreement.

34. Direct Purchaser Plaintiffs and Class Counsel and any other counsel representing any Direct Purchaser Plaintiff or the Settlement Class shall be reimbursed and paid solely out of the Settlement Fund for all costs, fees and expenses including, but not limited to, attorneys' fees; past, current, or future litigation expenses (including, but not limited to, experts' and consultants' fees and expenses); the costs of giving notice of this settlement to the Settlement Class; and any incentive awards to the Class Representatives, subject to application to and approval of the Court.

35. Disbursement of such fees, costs, and expenses, as ordered by the Court, shall not be delayed by reason of any appeal of the Final Judgment; provided, however, if the Court's

award of fees, costs, and expenses is vacated, reversed, or reduced on or as a result of an appeal, Class Counsel shall within ten (10) business days after receiving written notice from the Court of such vacatur, reversal, or reduction, make a refund to the Escrow Account in the amount of such vacatur, reversal, or reduction with interest, and further provided that if Plaintiffs and/or NEC TOKIN elect to rescind the Settlement Agreement as described in Paragraphs 38 through 40 below, Class Counsel shall within ten (10) business days after giving notice to or receiving notice from NEC TOKIN of such rescission, make a refund to the Escrow Account in the amount of any such fees, costs, and expenses with interest. The interest rate applicable to any refund made to the Escrow Account pursuant to this paragraph shall be the same interest rate earned by the Settlement Fund during the period between the payment of approved attorneys' fees, costs, and expenses and any such refund.

Disbursement of the Settlement Fund

36. The Settlement Fund shall be disbursed as follows, or as otherwise ordered by the Court.

a. Prior to entry of Final Judgment:

i. Any fees and expenses incurred in administering the Escrow Account and the Settlement Fund shall be paid from the Settlement Fund. The costs of settlement notice and administration of the Settlement Agreement and Settlement Fund shall be paid by the Escrow Agent to the Claims Administrator with notice of such payments provided to counsel for the Settling Parties;

ii. Disbursements for the payment of any taxes (including any estimated taxes, interest or penalties) due, as a result of income earned by the Settlement Fund, shall be made promptly by the Escrow Agent with notice of such disbursements provided to counsel for the Parties;

iii. An amount of cash, not to exceed $200,000, shall be made available to Class Counsel out of the Settlement Fund for purposes of defraying the actual cost of settlement notice and related administrative costs;

b. After entry of Final Judgment:

i. The attorneys' fees and litigation expenses approved by the Court may be distributed to Class Counsel from the Settlement Fund within five (5) days of an order approving attorneys' fees and expenses. Class Counsel may withdraw from the Settlement Fund and allocate amongst counsel for the Plaintiffs any fees and expenses so awarded to them by the Court; provided, however, that in the event that the order(s) approving the fee and expense award is reversed or modified on appeal, and in the event that counsel for the Plaintiffs (or any of them) has received payment, such counsel shall, within ten (10) business days of the date which the fee and expense award is modified or reversed, refund to the Settlement Fund the fees and expenses previously received by them in full (less costs of notice) or in any amount consistent with such reversal or modification, plus the interest earned thereon through the date of such refund;

ii. Additional fees or expenses incurred in connection with the administration of the Escrow Account and the Settlement Fund shall be paid, and to the extent, if any, the reasonable remaining fees and expenses incurred as part of notice and claims administration, shall be paid from the Settlement Fund by the Escrow Agent with notice of such disbursements provided to Class Counsel;

iii. Disbursements for the payment of any taxes (including any estimated taxes, interest or penalties) due as a result of income earned by the Settlement Fund shall be made promptly by the Escrow Agent with notice of such disbursements provided to counsel for the Settling Parties;

c. After the Effective Date:

i. Any incentive awards awarded by the Court for services rendered to the Settlement Class by Class Representatives as set forth in the proposed notice forms ordered by the Court may be distributed to Class Representatives from the Settlement Fund after the Effective Date of the Settlement; and

ii. The balance of the Settlement Fund after the payment of attorneys' fees, costs, and expenses, taxes, incentive awards, costs of notice and administration of the Settlement and Settlement Fund, and pursuant to the procedures set forth in a Plan of Allocation may be distributed to Authorized Claimants in accordance with the applicable procedures as approved by the Court.

37. ***Balance Remaining in Settlement Fund.*** In the event monies remain as residue in the Settlement Fund following all distribution efforts approved by the Court (whether by reason of tax refunds, uncashed checks or otherwise), Class Counsel shall move the Court for an order disposing of all such funds, including additional possible distributions to approved Settlement Class claimants and/or *cy pres* distribution as approved by the Court.

Rescission of the Settlement Agreement

38. If the Court declines to approve this Settlement Agreement, or if such approval is materially modified or set aside on appeal, or if the Court does not enter the Final Judgment as provided in Paragraph 8, or if the Court enters the Final Judgment and order and appellate review is sought and, on such review, such Final Judgment is not affirmed, then NEC TOKIN and the Plaintiffs shall each, in their respective sole discretion, have the option to rescind this Settlement Agreement in its entirety by ten (10) business days written notice to the undersigned counsel, by personal delivery, facsimile, or by overnight courier.

39. NEC TOKIN, in its sole discretion, shall also have the option to rescind this Settlement Agreement in its entirety and without liability of any kind if, in NEC TOKIN's sole judgment based on available data, the aggregate purchases of Capacitors purchased by Class Members that opt out pursuant to Paragraph 7 of this Settlement Agreement meets the terms of the Confidential Termination Agreement that has been agreed to and executed separately by Plaintiffs and NEC TOKIN. NEC TOKIN shall exercise this option to rescind this Settlement Agreement by providing ten (10) business days written notice to the undersigned Class Counsel, by personal delivery, facsimile, or by overnight courier. Upon such rescission, Plaintiffs and NEC TOKIN will notify the Court immediately and withdraw all pending motions filed to

effectuate this settlement. Plaintiffs and NEC TOKIN will also, as may be required by the Court, submit the Confidential Termination Agreement to the Court for in camera review.

40. Upon such notice of rescission provided for in Paragraphs 38, 39, or 50 of this Settlement Agreement, any and all amounts constituting the Settlement Fund (including, but not limited to, any fees, costs, and/or expenses advanced to Class Counsel pursuant to Paragraphs 2 and 33 above) shall be returned forthwith to NEC TOKIN, except for any disbursements made or incurred in accordance with Paragraphs 20 and 36.a.iii of this Settlement Agreement. In such event, the Escrow Agent shall disburse the Settlement Fund to NEC TOKIN in accordance with this paragraph within fifteen (15) business days after receipt of either (i) written notice signed by counsel for NEC TOKIN and Class Counsel stating that this Settlement Agreement has been canceled or terminated, or (ii) any order of the Court so directing. If the Settlement Agreement is rescinded, canceled, or terminated pursuant to Paragraphs 38 through 40, any obligations pursuant to this Settlement Agreement (other than disbursement of the Settlement Fund to NEC TOKIN as set forth above) shall cease immediately. A modification or reversal on appeal of any amount of Class Counsel's fees and expenses awarded by the Court from the Settlement Fund or any plan of allocation or distribution of the Settlement Fund shall not be deemed a modification of all or part of this Settlement Agreement or the Final Judgment.

41. ***Use of Agreement as Evidence.*** The Settling Parties agree that this Settlement Agreement, whether or not it shall become final, and any and all negotiations, documents, and discussions associated with it, shall be governed by Federal Rule of Evidence 408 and shall not be deemed or construed to be an admission or evidence of any violation of any statute or law or of any liability or wrongdoing by NEC TOKIN or of the truth of any of the claims or allegations made in the Action, and evidence thereof shall not be admissible or used directly or indirectly in

any way in the Action or in any other action or proceeding, except an action to enforce or interpret the terms of the Settlement Agreement. The parties expressly reserve all of their rights if the settlement does not become final in accordance with the terms of this Settlement Agreement.

Taxes

42. Class Counsel shall be solely responsible for directing the Claims Administrator to file all informational and other tax returns necessary to report any taxable and/or net taxable income earned by the Settlement Fund. Further, Class Counsel shall be solely responsible for directing the Escrow Agent to take out of the Settlement Fund, as and when legally required, any tax payments, including interest and penalties due on income earned by the Settlement Fund. NEC TOKIN shall have no responsibility to make any filings relating to the Settlement Fund and shall have no responsibility to pay tax on any income earned by the Settlement Fund or to pay any taxes on the Settlement Fund unless the settlement is not consummated and the Settlement Fund is returned to NEC TOKIN. Other than as specifically set forth herein, NEC TOKIN shall have no responsibility for the payment of taxes or tax expenses. If, for any reason, for any period of time, NEC TOKIN is required to pay taxes on income earned by the Escrow Account, the Escrow Agent shall, upon written instructions from NEC TOKIN with notice to Class Counsel, timely pay to NEC TOKIN sufficient funds to enable it to pay all state or federal taxes on income earned by the Escrow Account.

43. For the purpose of § 468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "Administrator" of the Escrow Account shall be the Claims Administrator, who shall timely and properly file or cause to be filed on a timely basis, all tax returns necessary or advisable with respect to the Escrow Account (including

without limitation all income tax returns, all informational returns, and all returns described in Treas. Reg. § 1.468B-2(1)).

44. The parties to this Settlement Agreement and their counsel shall treat, and shall cause the Claims Administrator to treat, the Escrow Account as being at all times a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1. The parties, their counsel, the Claims Administrator, and the Escrow Agent agree that they will not ask the Court to take any action inconsistent with the treatment of the Escrow Account in such manner. In addition, the Claims Administrator and, as required, the parties shall timely make such elections as necessary or advisable to carry out the provisions of this paragraph, including the "relation-back election" (as defined in Treas. Reg. § 1.468B-l(j)) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Claims Administrator timely and properly to prepare and deliver the necessary documentation for signature by all necessary parties and thereafter to cause the appropriate filing to occur. All provisions of this Settlement Agreement shall be interpreted in a manner that is consistent with the Escrow Account being a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1. Interest earned by the Settlement Fund (less any tax imposed upon such interest) shall be for the benefit of the Settlement Class, less reasonable attorneys' fees and expenses approved by the Court (and any interest awarded thereon), any Court-approved awards to Plaintiffs, and payment of any and all administrative expenses associated with the Action or the Settlement.

Miscellaneous

45. Direct Purchaser Plaintiffs expressly warrant that, in entering into the Settlement, they have relied solely upon their own knowledge and investigation, and not upon any promise,

representation, warranty, or other statement by NEC TOKIN not expressly contained in this Settlement Agreement.

46. The agreed-upon procedures and requirements regarding Settlement Class Members' rights and options, including filing objections in connection with and/or appearing at the final approval hearing, are intended to ensure the efficient administration of justice and the orderly presentation of any Settlement Class Members' objections to the Settlement Agreement, in accordance with such Settlement Class Member's due process rights. The Settling Parties will request that the Order granting the Preliminary Approval Motion further provide that objectors that fail to properly or timely file their objections, along with the required information and documentation set forth above, or to serve them as provided above, shall not be heard during the Final Approval Hearing, nor shall their objections be considered by the Court.

47. ***Headings***. The headings used in this Settlement Agreement are intended for the convenience of the reader only and shall not affect the meaning or interpretation of this Settlement Agreement.

48. ***No Party Deemed To Be the Drafter.*** None of the parties hereto shall be deemed to be the drafter of this Settlement Agreement or any provision hereof for the purpose of any statue, case law, or rule of interpretation or construction that would or might cause any provision to be construed against the drafter hereof.

49. ***Entire Agreement.*** This Settlement Agreement and the Confidential Termination Agreement referenced in Paragraph 39 of this Settlement Agreement constitute the entire completed agreement among Plaintiffs and NEC TOKIN pertaining to the settlement of the Action against NEC TOKIN. This Settlement Agreement and the Confidential Termination

Agreement may be modified or amended only by a writing executed by Class Counsel and NEC TOKIN.

50. With the exception of Paragraphs 12 to 18 of this Settlement Agreement, if any one or more of the provisions of this Settlement Agreement shall for any reason be held to be illegal, invalid or unenforceable in any respect, such illegality, invalidity or unenforceability shall not affect any other provision if NEC TOKIN's counsel and Class Counsel mutually agree to proceed as if such illegal, invalid, or unenforceable provision had never been included in the Settlement Agreement. If any portion or all of Paragraphs 12 to 18 of this Settlement Agreement shall for any reason be held to be illegal, invalid or unenforceable in any respect, Plaintiffs and NEC TOKIN shall each, in their sole discretion, have the option to rescind this Settlement Agreement in its entirety by ten (10) business days written notice to the undersigned counsel, by personal delivery, facsimile, or by overnight courier.

51. Choice of Law. All terms of this Settlement Agreement shall be governed and interpreted according to the substantive laws of the State of California without regard to its choice of law or conflict of laws principles.

52. ***Consent to Jurisdiction.*** Except as provided in Paragraph 22 of this Settlement Agreement, the Court retains exclusive jurisdiction over all matters relating to the implementation and enforcement of the Settlement Agreement. Plaintiffs and NEC TOKIN hereby irrevocably submit to the exclusive and continuing jurisdiction of the Court for any suit, action, proceeding or dispute arising out of or related to this Settlement Agreement or the applicability or interpretation of this Settlement Agreement, including without limitation any suit, action, proceeding or dispute relating to the Released Claims and paragraphs 12-18 of this Settlement Agreement.

53. ***Execution in Counterparts.*** This Settlement Agreement may be executed in counterparts by counsel for Plaintiffs and NEC TOKIN, and a facsimile or PDF signature shall be deemed an original signature for purposes of executing this Settlement Agreement and so executed shall constitute one agreement.

54. ***Notification of State Officials.*** NEC TOKIN shall notify federal and state officials of this settlement as specified in 28 U.S.C. §§ 1715(a) & (b).

55. ***Authorization to Enter Settlement Agreement.*** Each of the undersigned attorneys represents that he or she is fully authorized to conduct settlement negotiations and to enter into the terms and conditions of, and to execute, this Settlement Agreement on behalf of his or her respective clients, subject to Court approval.

56. ***Notices.*** Any notice or other communication required or permitted to be delivered to any party under this Settlement Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by two means of delivery (either by hand, by registered mail, by courier or express delivery service, by electronic mail, or by facsimile) to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such party below (or to such other address, electronic mail address, facsimile number or telephone number as such party shall have specified in a written notice given to the other parties):

If to Class Counsel:

Joseph R. Saveri
Joseph Saveri Law Firm, Inc.
555 Montgomery Street, Suite 1210
San Francisco, CA 94111
tel. 415-500-6800
fax. 415-395-9940
jsaveri@saverilawfirm.com

If to NEC TOKIN:

George A. Nicoud III
Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105
tel. (415) 393-8200
fax. (415) 393-8306
tnicoud@gibsondunn.com

IN WITNESS WHEREOF, the parties hereto, through their fully authorized representatives, have agreed to this Settlement Agreement as of the date first herein written above.

By: ______________________

Joseph R. Saveri
Joseph Saveri Law Firm, Inc.
555 Montgomery Street
Suite 1210
San Francisco, CA 94111

Interim Class Counsel for Direct Purchaser Plaintiffs

By: ______________________

George A. Nicoud III
Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105

Counsel for NEC TOKIN Corporation and NEC TOKIN America, Inc.